UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: November 21, 2012

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated November 21, 2012, entitled “Poll Results of Extraordinary General Meeting Held on 21 November 2012”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

 POLL RESULTS OF EXTRAORDINARY GENERAL MEETING
HELD ON 21 NOVEMBER 2012

The extraordinary general meeting (the “EGM”) was held at Conrad Hong Kong Hotel, Pacific Place, 88 Queensway, Hong Kong on 21 November 2012 at 3:00 p.m., at which the ordinary resolution in relation to the Revised Caps for the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” category of the Continuing Connected Transactions in respect of 2012 and 2013 (the “Non-exempt Revised Caps”) was duly passed by the Independent Shareholders by way of poll.

Reference is made to the Notice of EGM with respect to the Non-Exempt Revised Caps and Circular regarding the Revised Caps for Relevant Categories of the Continuing Connected Transactions in respect of 2012 and 2013 of CNOOC Limited (the “Company”) dated 24 October 2012 (the “Notice and Circular”). Unless otherwise specified in this announcement, terms used herein shall have the same meanings as defined in the Notice and Circular.

POLL RESULTS AT THE EGM

The EGM was held at Conrad Hong Kong Hotel, Pacific Place, 88 Queensway, Hong Kong on 21 November 2012 at 3:00 p.m., at which the ordinary resolution in respect of the Non-exempt Revised Caps was duly passed by the Independent Shareholders by way of poll.

As at the date of the EGM, the total number of Shares in issue was 44,646,305,984. As explained in the Circular, OOGC, CNOOC BVI and their respective associates were required to, and did, abstain from voting in relation to the ordinary resolution  in respect of the Non-Exempt Revised Caps. As at the date of the EGM, OOGC, CNOOC BVI and their respective associates held in aggregate 28,772,727,273 Shares. Accordingly, the total number of Shares entitling the Independent Shareholders to attend and vote on the ordinary resolution at the EGM was 15,873,578,711 representing approximately 35.5% of the total number of Shares in issue. There were no Shares entitling the holders to attend and abstain from voting in favour at the EGM as set out in Rule 13.40 of the Listing Rules.

The vote-taking at the EGM was scrutinized by representatives from Hong Kong Registrars Limited. The results of the poll at the EGM were as follows:

	Number of votes (%)		Total number of votes cast
Ordinary Resolution	For	Against
To approve, ratify and confirm the Non-exempt Revised Caps, as described in the Circular of the Company dated 24 October 2012	8,835,515,416 (99.602897%)	35,226,000 (0.397103%)	8,870,741,416

By Order of the Board
CNOOC Limited
Zhong Hua
Joint Company Secretary

Hong Kong, 21 November 2012

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao
Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang